GREAT PANTHER SILVER LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014

TABLE OF CONTENTS

PROFILE AND STRATEGY	3
OVERALL PERFORMANCE – OPERATIONAL AND FINANCIAL HIGHLIGHTS	4
MINING OPERATIONS	6
RESOURCE AND EXPLORATION UPDATE	13
SUMMARY OF QUARTERLY RESULTS	15
RESULTS OF OPERATIONS – FIRST QUARTER 2014 FINANCIAL RESULTS	17
OUTLOOK	21
NON-IFRS MEASURES	21
LIQUIDITY AND CAPITAL RESOURCES	25
TRANSACTIONS WITH RELATED PARTIES	27
CRITICAL ACCOUNTING ESTIMATES	28
CHANGES IN ACCOUNTING POLICIES	30
FINANCIAL INSTRUMENTS	30
SECURITIES OUTSTANDING	32
QUALIFIED PERSON	32
INTERNAL CONTROLS OVER FINANCIAL REPORTING	32
DISCLOSURE CONTROLS AND PROCEDURES	33
RISKS AND UNCERTAINTIES	33
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	36
CAUTIONARY NOTE TO U.S. INVESTORS	38

GREAT PANTHER SILVER LIMITED - Management’s Discussion & Analysis

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Great Panther Silver Limited (“Great Panther” or the “Company”) for the three month period ended March 31, 2014, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.  All information in this MD&A is current as at May 6, 2014 unless otherwise indicated.  All dollar amounts are in Canadian dollars unless otherwise noted.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the Risks and Uncertainties, and Cautionary Statement on Forward-Looking Statements sections at the end of this MD&A, as well as Description of the Business – Risk Factors in the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2013.

This MD&A also makes reference to cash cost per silver payable ounce, EBITDA, adjusted EBITDA, cost of sales before non-cash items, gross profit before non-cash items, all-in cost per silver payable ounce (“AIC”) and all-in sustaining cost per silver payable ounce (“AISC”).  These are considered non-IFRS measures.  Please refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliations to the Company’s reported financial results.

PROFILE AND STRATEGY

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico; Topia and Guanajuato.  Great Panther is in the process of developing its San Ignacio Project which is expected to commence production in the second quarter of 2014.  The Company also has two exploration projects in Mexico, El Horcon and Santa Rosa, and is pursuing additional mining opportunities within the Americas.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004.  In 2005, the Company incorporated Metálicos de Durango, S.A. de C.V. (“MDU”) and Minera de Villa Seca, S.A. de C.V (“MVS”).  These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia and Guanajuato Mines, respectively, through service agreements with MMR.

The Guanajuato Mine Complex produces silver and gold and is located in the city of Guanajuato, in central Mexico, approximately 380 kilometres north-west of Mexico City.  The Topia Mine is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico and produces silver, gold, lead and zinc.  Each mine has its own processing facility with capacity to support future expansion.

Great Panther’s development stage property, the San Ignacio Project, is 22 kilometres by road from its Cata processing plant in Guanajuato.  The Company’s Santa Rosa Project is located approximately 15 kilometres northeast of Guanajuato, and the El Horcon Project is located 100 kilometres by road northwest of Guanajuato.

Additional information on the Company, including its AIF, can be found on SEDAR at http://www.sedar.com and EDGAR at http://www.sec.gov/edgar.shtml or on the Company’s website at http://www.greatpanther.com.

GREAT PANTHER SILVER LIMITED - Management’s Discussion & Analysis

OVERALL PERFORMANCE – OPERATIONAL AND FINANCIAL HIGHLIGHTS

CONSOLIDATED
(in CAD 000s except ounces, amounts per share and per ounce)	Q1 2014	Q1 2013	% chg	Q4 2013	% chg
OPERATING
Tonnes milled (excluding custom milling)	72,631	69,540	4%	69,601	4%
Silver equivalent ounces produced1	667,349	607,501	10%	763,881	(13%)
Silver ounce production	370,668	369,624	0%	484,937	(24%)
Gold ounce production	3,665	3,144	17%	3,881	(6%)
Silver payable ounces	352,287	339,874	4%	508,801	(31%)
Cash cost per silver payable ounce (USD)2	$13.40	$18.60	(28%)	$8.85	51%
All-in sustaining cost per silver payable ounce (USD)2	$24.06	$36.84	(35%)	$15.77	(53%)
All-in cost per silver payable ounce (USD)2	$27.66	$37.59	(26%)	$17.40	(59%)
FINANCIAL
Revenue	$12,880	$12,639	2%	$15,837	(19%)
Gross profit before non-cash items2	$3,271	$3,107	5%	$5,719	(43%)
Gross profit (loss)	$(418)	$313	(234%)	$1,523	(127%)
Net income (loss)	$(602)	$1,276	(147%)	$(7,359)	92%
Adjusted EBITDA2	$(545)	$521	(205%)	$4,101	(113%)
Operating cash flows before changes in non-cash working capital	$613	$229	168%	$4,934	(88%)
Cash at end of period	$21,660	$20,484	6%	$21,760	(0%)
Working capital at end of period	$36,886	$42,203	(13%)	$38,224	(4%)
Average realized silver price (USD)3	$20.22	$29.71	(32%)	$20.15	0%
PER SHARE AMOUNTS
Earnings (loss) per share - basic	$(0.00)	$0.01	(100%)	$(0.05)	100%
Earnings (loss) per share - diluted	$(0.00)	$0.01	(100%)	$(0.05)	100%

Highlights compared to first quarter 2013 (unless otherwise noted):

•	Throughput totalled 72,631 tonnes (excluding 2,965 tonnes of milling for a third party), a 4% increase;

•	Processing at Guanajuato included 8,037 tonnes of development ore from San Ignacio;

•	Metal production of 667,349 silver equivalent ounces (“Ag eq oz”) increased 10% and included 52,477 Ag eq oz from San Ignacio;

•	Gold production increased 17% to 3,665 ounces while silver production remained steady at 370,668 ounces;

•	Cash cost per silver payable ounce (“cash cost”) decreased 28% to US $13.40;

1
Silver equivalent ounces are referred to throughout this document. For 2014, Aq eq oz have been established using prices of US $18.50 per oz, US $1,110 per oz (60:1 ratio), US $0.90 per lb, and US $0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the Guanajuato and Topia operations.

2
The Company has included the non-IFRS performance measures cash cost per silver payable ounce, all-in cost per silver payable ounce (“AIC”), all-in sustaining cost per silver payable ounce (“AISC”), gross profit before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the “Non-IFRS Measures” section of this MD&A for an explanation of these measures and a reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

3	Average realized silver price is prior to treatment, refining and smelting charges.

GREAT PANTHER SILVER LIMITED - Management’s Discussion & Analysis

•	Cash cost per silver payable ounce decreased 30% to US $12.06 at Guanajuato and decreased 26% to US $15.19 at Topia;

•	All-in sustaining cost (“AISC”) and All-in cost (“AIC”) per silver payable ounce decreased 35% and 26%, to US $24.06 and US $27.66 respectively;

•	Revenues totalled $12.9 million, an increase of 2% despite significantly lower average metal prices;

•	Net loss was $0.6 million, compared to net income of $1.3 million;

•	Adjusted EBITDA was negative $0.5 million compared to $0.5 million;

•	Operating cash-flow before changes in non-cash working capital increased 168%;

•	Cash and cash equivalents were $21.7 million compared to $21.8 million at December 31, 2013; and

•	Net working capital decreased to $36.9 million from $38.2 million at December 31, 2013.

SIGNIFICANT EVENTS AFFECTING OPERATIONS

On March 5, 2014, the Company announced that Company personnel and local residents had been subjected to intimidation and escalating violence from illegal miners intent on gaining access to the Company’s Guanajuato Mine facilities.  An altercation with the intruders led to the death of an illegal miner.  Subsequently, a group of people attacked and vandalized mine offices and vehicles.  On March 9, 2014, approximately 60 people gained unauthorized and illegal entry to the Company’s main administration building and plant facility in Guanajuato.  On March 13, 2014, the Mexican authorities gained entry and removed the illegal occupants, arresting several of them.  By March 17, 2014, the Company announced that it had resumed full operation of the Guanajuato mine and plant facilities, however metal production for the quarter was negatively affected.  The Company incurred $0.7 million in relation to concentrate theft, property and supplies inventories theft and other costs associated with the occupation, in the first quarter of 2014.

GREAT PANTHER SILVER LIMITED - Management’s Discussion & Analysis

MINING OPERATIONS

Consolidated operations

	2014	2013				2012
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Tonnes milled	72,631	69,601	76,898	67,569	69,540	67,659	58,307	52,956
Custom milling (tonnes)	2,965	2,188	2,357	2,291	1,615	4,355	1,496	2,053
Total tonnes milled	75,596	71,789	79,255	69,860	71,155	72,014	59,803	55,009
Production
Silver (ounces)	370,668	484,937	459,924	396,730	369,624	453,934	371,857	374,723
Gold (ounces)	3,665	3,881	4,695	3,994	3,144	2,826	3,015	2,354
Lead (tonnes)	308	286	300	243	286	289	226	245
Zinc (tonnes)	431	402	411	411	449	446	369	351
Silver equivalent ounces	667,349	763,881	789,250	680,212	607,501	672,690	592,586	555,721
Silver payable ounces	352,287	508,801	369,672	406,787	339,874	446,077	314,146	395,405

Cash cost (USD) 1	$13.40	$8.85	$9.89	$18.14	$18.60	$14.58	$13.16	$11.42
AISC (USD)1	$24.06	$15.77	$24.01	$32.42	$36.84	-	-	-
AIC (USD)1	$27.66	$17.40	$24.48	$34.20	$37.59	-	-	-

Processed ore for the first quarter of 2014 was 75,596 tonnes, an increase of 6% compared to the first quarter of 2013, and 5% compared to the fourth quarter of 2013.  This included 2,965 tonnes processed for third parties at the Company’s Topia facility.  The increase in throughput was mainly due to the milling of 8,037 tonnes of development ore from the San Ignacio Project and to a lesser extent an increase in processing for third parties.  Excluding custom milling, throughput increased about 5% over comparative periods.

______________________________
1 “Cash cost”, “AISC” and “AIC” are non-IFRS measures. Refer to the “Non-IFRS measures” section of the Company’s MD&A for complete definitions and reconciliations to the Company’s financial statements.

GREAT PANTHER SILVER LIMITED - Management’s Discussion & Analysis

Overall metal production for the first quarter of 2014 was 667,349 Ag eq oz, a decrease of 13% from the fourth quarter of 2013 and an increase of 10% compared to the first quarter in 2013. The decrease from the fourth quarter of 2013 is primarily due to the disruptions at Guanajuato and production from lower grade zones. The Guanajuato operations were also impacted by grade variability which resulted in lower than planned grades.

Cash cost per silver payable ounce (“cash cost”) of US $13.40 for the first quarter of 2014 decreased from US $18.60 in the first quarter of 2013, as declines in cash cost were realized at both Guanajuato and Topia.  The improvement in cash cost is attributable to the cost reduction initiatives which reduced site costs per tonne, higher by-product credits from increased gold production at Guanajuato, improved silver grades at Topia, and a decrease in smelting and refining charges.

Cash cost for the first quarter of 2014 increased when compared to US $8.85 in the fourth quarter of 2013, as a result of an increase in cash cost at Guanajuato which was due primarily to a decline in grades.

All-in sustaining cost per silver payable ounce (“AISC”) for the first quarter of 2014 decreased to US $24.06 from US $36.84 in the first quarter of 2013.  The reduction is the result of the decrease in cash costs, sustaining capital expenditures and general and administrative expenditures, as a result of cost reduction programs initiated in the second quarter of 2013.

AISC increased from US $15.77 in the fourth quarter of 2013 primarily as a result of the increase in cash cost as noted above.

All-in cost per silver payable ounce (“AIC”) for the first quarter of 2014 decreased to US $27.66 from US $37.59 in the first quarter of 2013, as a result of the same factors which reduced AISC.

AIC increased from US $17.40 per silver payable ounce in the fourth quarter of 2013 primarily due to the increase in cash costs as noted above.

GREAT PANTHER SILVER LIMITED - Management’s Discussion & Analysis

Guanajuato Mine Complex

Guanajuato Mine Complex production and cash cost data (including San Ignacio Project)

	2014	2013				2012
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Tonnes milled	55,280	55,547	60,536	52,917	52,545	50,550	43,714	40,964
Production
Silver (ounces)	199,059	330,949	289,671	236,454	222,906	298,750	239,992	226,284
Gold (ounces)	3,498	3,750	4,531	3,841	2,942	2,656	2,866	2,213
Silver equivalent ounces	408,942	555,933	561,544	466,925	399,417	458,092	411,958	359,063
Silver payable ounces	202,420	352,238	212,317	259,770	201,770	316,275	185,045	257,521
Average ore grade
Silver (g/t)	128	202	166	159	148	206	188	189
Gold (g/t)	2.19	2.26	2.54	2.47	1.93	1.80	2.22	1.82
Metal recoveries
Silver	87.3%	91.7%	89.4%	87.2%	89.2%	89.2%	90.9%	91.1%
Gold	90.1%	92.9%	91.8%	91.5%	90.3%	90.9%	91.9%	92.3%
Concentrate grades
Silver (g/t)	9,081	11,216	9,028	10,257	10,284	9,912	10,845	10,641
Gold (g/t)	160	127	141	167	136	88	130	104
Cash cost per silver payable ounce (USD)	$12.06	$5.34	$3.92	$17.26	$17.29	$10.66	$6.84	$7.75
AISC (USD)	$25.29	$13.09	$23.89	$35.20	$41.61	-	-	-
AIC (USD)	$31.55	$15.45	$24.70	$37.68	$42.87	-	-	-

Guanajuato processed 55,280 tonnes in the first quarter of 2014, an increase of 5% over the first quarter of 2013, and relatively unchanged from the fourth quarter of 2013.  Guanajuato production included pre-production development ore of 8,037 tonnes from San Ignacio.  Excluding the pre-production development ore, tonnes milled in the first quarter of 2014 decreased by 10% compared to the first quarter of 2013, and decreased by 15% compared to the fourth quarter of 2013.  The decreases are attributable to disruptions from illegal mining activities and the temporary shutdown of operations in March as a result of the illegal occupation of the Company’s plant and administration facilities.

Metal production of 408,942 Ag eq oz for the first quarter of 2014 increased 2% over the first quarter of 2013 as a result of the contribution of metal production from San Ignacio development ore totaling 52,477 Ag eq oz which offset declines in mined and processed ore from the main Guanajuato mine as a result of the disruptions noted above.

Metal production declined 26% over fourth quarter of 2013.  This was due to the decline in throughput noted above in addition to lower average silver and gold grades.  The Company had planned to mine a greater proportion of production from lower grade areas, however, grades from Guanajuato were lower than planned due to grade control issues and the noted disruptions which precluded access to some of the higher grade areas.

Metal production at Guanajuato originated mainly from the gold-rich Santa Margarita mine followed by Cata and Los Pozos, as well as from pre-production development ore from San Ignacio.

GREAT PANTHER SILVER LIMITED - Management’s Discussion & Analysis

Average ore grades for the first quarter of 2014 were 128g/t Ag and 2.19g/t Au compared to 148g/t Ag and 1.93g/t Au for the first quarter of 2013.  The increase in the gold grade was due to an increase in production from the gold-rich (and silver-poor) Santa Margarita zone and largely offset the decline in the silver grade.  For the reasons noted above, grades in the first quarter declined from the average grades of 202g/t Ag and 2.26g/t Au realized in the fourth quarter of 2013.

Plant metal production for the quarter recorded a decline from both the first and fourth quarters of 2013 with metal recoveries of 87.3% for silver and 90.1% for gold, primarily due to processing lower grade ore.

Cash cost for the first quarter of 2014 declined to US $12.06 from US $17.29 in the first quarter of 2013.  The decrease was primarily due to cost reductions which reduced site costs per tonne, higher by-product credits from increased gold production, and decreases in smelting and refining charges per silver payable ounce.

Cash cost increased from US $5.34 in the fourth quarter of 2013 due to lower silver grades and lower gold by-product credits.

All-in sustaining cost per silver payable ounce (“AISC”) for the first quarter of 2014 decreased to US $25.29 from US $41.61 in the first quarter of 2013 as a result of the decrease in cash cost discussed above and decreases in sustaining capital expenditures and general and administrative expenditures as a result of cost reduction programs initiated in the second quarter of 2013.  Sustaining capital expenditures in the comparative period included expenditures relating to the rehabilitation of the Rayas shaft.

AISC increased compared to US $13.09 in the fourth quarter of 2013 due to the increase in cash cost and the increase in sustaining capital expenditures per payable silver ounce reflecting a 43% decline in silver payable ounces as more production was sourced from gold rich zones.

All-in cost per silver payable ounce (“AIC”) for the first quarter of 2014 decreased to US $31.55 from US $42.87 in the first quarter of 2013 primarily as a result of the decreases noted in AISC.  AIC was US $15.45 in the fourth quarter of 2013.  The quarter-over-quarter increase was in line with the increases in cash cost and AISC.

Guanajuato Development

A total of 1,891 metres of underground development was completed during the first quarter of 2014.  Preparation development and stoping for production in subsequent quarters was the principal development activity in the first quarter of 2014 and was focused on the Guanajuatito, Santa Margarita and Los Pozo zones.  The Cata zone suffered from disruptions caused by illegal miners during the first quarter and production had to be sourced from areas of lower silver grade.  Exploration development at Santa Margarita toward the San Cayetano resource and the continuation of the main ramp at Guanajuatito are scheduled for the second quarter of 2014.

GREAT PANTHER SILVER LIMITED - Management’s Discussion & Analysis

The rehabilitation work on the Cata shaft which commenced in the fourth quarter of 2013 is progressing as planned, without affecting ore hoisting operations.  Several projects were also undertaken at the processing plant during the quarter, including the replacement of rubber mill linings with chrome molybdenum liners.  This improvement has resulted in a modest increase in milling capacity.

A hydrological site analysis was performed at the Guanajuato tailings dam to evaluate the acceptable flood capacity under extreme storm conditions.  A project design is underway for the upcoming successive raising of the embankment.  The water decanting system is also being upgraded to improve performance to accommodate an increase in the size of the tailings dam.

San Ignacio Project

Development of the San Ignacio Project is progressing as planned.  A service electrical transformer was installed and upgrades to the electrical substation were also completed.  During the three months ended March 31, 2014, a further 631 metres of development was completed and, to date, a total of 729 metres has been completed.  The ramp has reached the 2,300 metre level (above mean sea level) where initial production is expected to commence in the second quarter of 2014 following the development of an access drift and stopes.  Pre-production exploration cross-cuts and development on the Intermediate vein and, to a lesser extent, on the Melladito vein are ongoing.  Production is expected to commence in the second quarter of 2014 at a rate of 100 tonnes per day and will be increased up to about 250 tonnes per day by the end of 2014.

During the first quarter a total of 8,037 tonnes of development ore grading 103g/t Ag and 2.47g/t Au was milled.  Metal recoveries were 77.6% for silver and 82.9% for gold and were lower than anticipated due to the high clay content and partially oxidized nature of the near-surface development ore.  Further tests are being conducted on the ore from San Ignacio to determine whether metallurgical recoveries can be improved.

Most of the necessary equipment and project personnel for the initial mine development continues to be sourced from the main Guanajuato mine.  The use of existing equipment and the proximity of the resource to the surface will minimize capital and development expenditures for San Ignacio.  This is expected to have a positive impact on site production costs and ultimately cash cost once production commences.

The decision to commence development of San Ignacio was based on internal economic assessments and is not supported by a formal pre-feasibility study and hence there is a heightened risk with the project.

GREAT PANTHER SILVER LIMITED - Management’s Discussion & Analysis

Topia Mine

Topia Mine production and cash cost data

	2014	2013				2012
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Tonnes milled	17,351	14,054	16,362	14,652	16,995	17,109	14,593	11,992
Custom milling (tonnes)	2,965	2,188	2,357	2,291	1,615	4,355	1,496	2,053
Total tonnes milled	20,316	16,242	18,719	16,943	18,610	21,464	16,089	14,045
Production
Silver (ounces)	171,609	153,988	170,254	160,276	146,718	155,185	131,865	148,439
Gold (ounces)	168	131	164	154	202	171	149	140
Lead (tonnes)	308	286	300	243	286	289	226	245
Zinc (tonnes)	431	402	411	411	449	446	369	351
Silver equivalent ounces	258,407	207,948	227,706	213,287	208,084	214,598	180,627	196,658
Silver payable ounces	149,868	156,563	157,355	147,017	138,104	129,802	129,101	137,884
Average ore grade
Silver (g/t)	344	376	358	376	300	319	316	424
Gold (g/t)	0.56	0.49	0.55	0.57	0.65	0.57	0.55	0.56
Lead (%)	1.90	2.17	1.96	1.79	1.81	1.86	1.69	2.18
Zinc (%)	2.70	3.07	2.73	3.05	2.94	2.87	2.78	3.21
Metal recoveries
Silver	89.4%	90.6%	90.4%	90.6%	89.4%	88.4%	89.0%	90.7%
Gold	53.8%	58.6%	56.4%	57.0%	56.6%	54.1%	57.8%	64.3%
Lead	93.4%	93.8%	93.5%	92.5%	93.2%	91.0%	91.4%	93.6%
Zinc	91.9%	93.2%	91.8%	91.9%	89.7%	90.7%	90.9%	91.2%
Concentrate grades
Lead
Silver (g/t)	8,730	8,031	9,337	8,936	7,431	7,493	8,997	8,708
Gold (g/t)	7.39	5.98	7.61	8.93	9.15	7.19	8.60	7.35
Lead (%)	52.94	50.20	55.08	52.24	49.64	48.69	52.82	48.79
Zinc (%)	9.77	11.60	8.97	9.64	10.21	11.48	10.33	10.49
Zinc
Silver (g/t)	558	519	516	517	582	779	692	735
Gold (g/t)	1.42	1.16	1.56	1.45	1.58	1.65	1.74	1.38
Lead (%)	1.28	1.21	1.32	0.89	1.54	1.77	1.75	1.67
Zinc (%)	51.26	52.11	52.39	50.45	50.05	50.66	50.02	51.71
Cash cost per silver payable ounce (USD)	$15.19	$16.76	$17.95	$19.67	$20.52	$24.15	$22.23	$18.26
AISC (USD)	$22.40	$21.78	$24.18	$28.03	$29.87	-	-	-
AIC (USD)	$22.40	$21.78	$24.18	$28.03	$29.87	-	-	-

Mill throughput for Topia in the first quarter of 2014 was 20,316 tonnes which included 2,965 tonnes milled for third parties.  Milling for third parties increased over the first quarter of 2013 and the fourth quarter of 2013.  Excluding custom milling activies, Topia’s processing increased 2% over the first quarter of 2013, and 23% over the fourth quarter of 2013.  The increase over the fourth quarter is attributed to planned reduction in processing activiites in the fourth quarter for holidays and maintenance.

Metal production increased 24% to 258,407 silver equivalent ounces in the first quarter of 2014 compared to both the first quarter of 2013 and the fourth quarter of 2013.  The improvement in metal production compared with the first quarter of 2013 is primarily due to the improvement in silver grades as a result of focusing mining in areas with higher grades, such as the Argentina, El Rosario and San Gregorio mines.  The increase in metal production compared to the fourth quarter of 2013 was due to the increased throughput which offset a slight decline in grades.

GREAT PANTHER SILVER LIMITED - Management’s Discussion & Analysis

Cash cost per silver payable ounce for Topia decreased to US $15.19 in the first quarter of 2014 from US $20.52 in the first quarter of 2013 due to improved silver and lead grades and lower smelting and refining charges.  The lower smelting and refining charges also accounted for a decrease in cash cost per silver payable ounce from US $16.76 in the fourth quarter of 2013.

All-in sustaining cost (“AISC”) for the first quarter of 2014 decreased to US $22.40 per silver payable ounce from US $29.87 in the first quarter of 2013 and was comparable to US$ 21.78 in the fourth quarter of 2013.  The decrease in cash cost primarily accounted for the decrease in AISC over the first quarter of 2013.

All-in cost (“AIC”) for the first quarter of 2014 decreased to US $22.40 per silver payable ounce from US $29.87 and was comparable to the US $21.78 realized in the fourth quarter of 2013.  The change from the first quarter of 2013 is reflective of the movement in AISC.

Topia Development

In the first quarter of 2014, underground development at Topia totalled 1,987 metres, principally at the Hormiguera mine, and to a lesser extent at the Argentina, San Gregorio, and La Prieta mines.

A new cone crusher has increased crushing capacity by 48%, and significantly decreased the mineral particle size feeding the mill.  The reduction in the ore feed size to the mill is expected to improve recoveries and decrease milling and maintenance costs.

Water storage capacity was increased at the plant by installing several high volume water tanks.  The additional water capacity will reduce the potential for water shortages during the dry season.

GREAT PANTHER SILVER LIMITED - Management’s Discussion & Analysis

RESOURCE AND EXPLORATION UPDATE

Guanajuato Mine Complex

The latest resource estimate for Guanajuato was effective July 31, 2013 (refer to the technical report entitled Guanajuato Mine Complex Mineral Resource Estimation, Guanajuato, Mexico, dated November 26, 2013 filed on SEDAR on December 19, 2013).

Planned development and exploration work in 2014 to expand mineral resources will focus on: Valenciana (Veta Madre and both hanging wall and footwall zones as well as exploration both at depth and proximal to old workings); San Cayetano (Veta Madre); Cata in the upper areas along strike both to the south-east and north-west; and Promontorio (Veta Madre and both hanging wall and footwall zones).

A total of 3,532 metres of underground drilling was completed in the first quarter of 2014.  The drilling program has been designed to upgrade the resource and guide mine planning by increasing confidence in the ore grade distribution.  The majority of drilling was focused at Valenciana targeting the main Veta Madre vein, and both the hanging wall and footwall vein zones.  Infill drilling was also conducted at Guanajuatito between the 245 and 265 metre levels.

Drilling at the Cata mine was focused between the 490 and 550 metre levels exploring the hanging wall (Alto) veins and the Veta Madre vein on the south-east flank.  Drilling was also conducted at Santa Margarita between the 345 and 365 metre level.

San Ignacio Project

The latest mineral resource estimate for San Ignacio was effective March 31, 2012 (refer to the technical report entitled Technical Report on the San Ignacio Project Mineral Resource, Guanajuato State, Mexico, dated March 31, 2012, filed on SEDAR on June 26, 2012).

A phase VI drill program of 3,500 metres for the San Ignacio project will commence in May 2014 and includes in-fill drilling deeper in the system and detailed drilling for 250 metres south along the Intermediate vein in an area of limited exploitation dating back to the 19th century, as well as property-wide targeting along with additional drilling on the Melladito and Nombre de Dios veins.

Topia Mine

The latest mineral resource estimate for Topia was effective June 30, 2012 (refer to the technical report entitled Technical Report on the Topia Mine, State of Durango, Mexico, dated February 27, 2013 filed on SEDAR on February 26, 2013).

In the first quarter of 2014, 641 metres of underground exploration drilling was completed.  The vein system continuation at Recompensa and Argentina was successfully intercepted.  Two drill holes were completed to de-water level four at the Argentina Mine.

Work on an updated mineral resource estimate for Topia has commenced and an updated technical report is expected before the end of the second quarter of 2014.

El Horcon Project

An initial internal resource estimate was effective August 31, 2013 (refer to the Technical Report on the El Horcon Project Resource Estimation, Comanja, Nayarit, Mexico, dated September 26, 2013 filed on SEDAR on October 30, 2013).  While insufficient to make a production decision, the Company is encouraged by the tenor and continuity of the mineralization.  As the veins are open in all directions, the next phase of drilling will test the strike and depth extent of the mineralization.  Baseline studies for an expanded exploration and development permit are underway.

For 2014, plans for El Horcon are limited to applying for the necessary government permits to allow further exploration and development.  Once filed, it is anticipated that approval could take six to nine months.

GREAT PANTHER SILVER LIMITED - Management’s Discussion & Analysis

As of the date of this MD&A, the Company had not fully secured mineral property titles for approximately 5,000 of its 7,908 hectares related to the El Horcon Project.  Certain of the Company’s title claims have been cancelled due to what the Company believes is an administrative error on the part of the government agency which manages mineral claims in Mexico.  The Company is in the process of attempting to reinstate the claims.  Neither the status of the claims or the process to reinstate the claims has affected the Company’s drilling program as the current program does not involve the claims in question.  The Company expects to be successful in reinstating the claims and therefore has not recorded any provision against the carrying value of the El Horcon Project.

Santa Rosa Project

A reassessment of the property and regional geology, involving geological mapping and sampling, commenced in the second quarter of 2014.  This will allow a better understanding of the structural controls on mineralization before planning another drill program.

GREAT PANTHER SILVER LIMITED - Management’s Discussion & Analysis

SUMMARY OF QUARTERLY RESULTS

The following table sets out selected quarterly financial results which have been prepared in accordance with IFRS, except for cost of sales before non-cash items, gross profit before non-cash items, and adjusted EBITDA which are non-IFRS measures:

(in CAD thousands, except per share amounts)	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012
Revenue	$ 12,880	$ 15,837	$ 14,313	$ 11,165	$ 12,639	$ 17,789	$ 15,286	$ 14,439
Cost of sales before non-cash items1	9,609	10,118	8,780	11,392	9,532	11,117	7,566	8,346
Gross profit (loss) before non-cash items2	3,271	5,719	5,533	(227)	3,107	6,672	7,720	6,093
Gross profit (loss)6	(418)	1,523	2,645	(3,842)	313	3,318	5,791	3,771
Net income (loss) for the period	(602)	(7,359)	(1,523)	(5,124)	1,276	(1,285)	1,758	354
Basic earnings (loss) per share	(0.00)	(0.05)	(0.01)	(0.04)	0.01	(0.01)	0.01	0.00
Diluted earnings (loss) per share	(0.00)	(0.05)	(0.01)	(0.04)	0.01	(0.01)	0.01	0.00
Adjusted EBITDA	$ (545)	$ 4,101	$ 3,865	$(3,323)	$ 521	$ 3,800	$ 4,961	$ 3,691

Revenue varies based on the quantity of metal produced, metal prices, exchange rates and terms of sales agreements.  The climate in Mexico allows mining and exploration activities to be conducted throughout the year, therefore, revenue and cost of sales generally do not exhibit variations due to seasonality.  The exceptions are periods of excessive drought which may limit mineral processing.  The dry season in Mexico generally extends from October through April.

In the following discussion, quarterly results are discussed relative to the preceding quarter’s results.

In the first quarter of 2014, revenue decreased due to the decrease in metal production.  Net loss decreased significantly as the fourth quarter of 2013 reflected a non-recurring $12.0 million impairment charge.  Despite the improvement, net loss for the first quarter of 2014 reflected a $1.9 million decrease in gross profits due to lower metal prices, $1.2 million of San Ignacio development expenditures, and $0.7 million in costs associated with the illegal occupation of the Guanajuato plant and administration facilities in March.

In the fourth quarter of 2013, revenue increased due to an increase in metal sales which offset a decline in metal prices.  Net loss increased due primarily to the $12.0 million pre-tax non-cash impairment charge, and to a lesser extent, due to a decrease in gross profit.  These factors were partly offset by an increase in foreign exchange gains and decreases in general and administrative and exploration expenses.

Revenues increased in the third quarter of 2013 due to sharp rise in silver in gold prices at the end of the quarter that resulted in a $0.9 million positive revaluation adjustment on shipments subject to final settlement.  (A $1.3 million negative revaluation adjustment was recorded in the previous quarter).  The decrease in net loss was primarily due to an increase in gross profit to $2.6 million and decreases in general and administrative and exploration expenses of $1.2 million, offset by a foreign exchange loss of $3.5 million.

In the second quarter of 2013, revenue decreased due to a sharp decline in average realized silver prices (US $21.58 per ounce compared to US $29.71 per ounce) and similar declines in the price of gold.  The net loss was predominantly the result of realizing a gross loss of $3.8 million due mainly to lower metal prices, and a $0.8 million increase in general and administrative and exploration expenses.

In the first quarter of 2013, the Company’s revenue decreased due to a decrease in metal sales on a silver equivalent ounce basis, primarily due to a significant shipment being in transit at the quarter end.  Net income increased primarily due to a $3.7 million increase in foreign exchange gain and a decrease in income tax expense of $1.5 million.

In the fourth quarter of 2012, revenue increased as a result of higher silver equivalent ounces sold.  The net loss was primarily due to a decrease in gross profit of $2.5 million and an increase in tax expense of $2.4 million.

In the third quarter of 2012, revenue increased as a result of higher average realized metal prices.  Net income increased primarily due to an increase in gross profit of $2.0 million and a decrease in income tax expense of $0.2 million, offset by a $0.9 million increase in general and administrative expenses.

In the second quarter of 2012, revenue increased as a result of shipments in transit at the end of the first quarter of 2012 which were recognized in the second quarter.  Net income decreased primarily due to a decrease in gross profit of $2.6 million as a result of lower metal prices, and a foreign exchange loss.  These factors were partially offset by a decrease in general and administrative expenses of $0.9 million, a decrease in exploration and evaluation expenses of $0.2 million, and a decrease in income tax expense of $1.8 million.

1 The Company has included the non-IFRS performance measures, cost of sales before non-cash items and gross profit before non-cash items, throughout this document.  Refer to the “Non-IFRS Measures” section of this MD&A for an explanation of these measures and a reconciliation to the Company’s reported financial results in accordance with IFRS.  As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.
2  Also referred to as “Earnings from mining operations”.

GREAT PANTHER SILVER LIMITED - Management’s Discussion & Analysis

RESULTS OF OPERATIONS – FIRST QUARTER 2014 FINANCIAL RESULTS

Sales quantities by metal for the three months ended March 31, 2014 and 2013 are as follows:

	Q1 2014			Q1 2013
	Guanajuato	Topia	Total	Guanajuato	Topia	Total
Silver (ounces)	202,419	149,868	352,287	201,770	138,104	339,874
Gold (ounces)	2,790	97	2,887	1,988	126	2,114
Lead (tonnes)	-	311	311	-	265	265
Zinc (tonnes)	-	271	271	-	332	332
Silver equivalent ounces	369,796	194,647	564,443	321,075	185,562	506,637

Revenue related to contained metals in concentrates for the three months ended March 31, 2014 and 2013 is as follows:

(in CAD thousands)	Q1 2014			Q1 2013
	Guanajuato	Topia	Total	Guanajuato	Topia	Total
Silver revenue	$4,997	$3,384	$8,381	$5,303	$4,086	$9,389
Gold revenue	4,027	149	4,176	3,173	199	3,372
Lead revenue	-	618	618	-	574	574
Zinc revenue	-	698	698	-	639	639
Ore processing revenue and other	-	257	257	-	145	145
Treatment charges, refining charges and deductions	(461)	(731)	(1,192)	(521)	(959)	(1,480)
Mining duty on metal sales	(38)	(20)	(58)	-	-	-
Total revenue	$8,525	$4,355	$12,880	$7,955	$4,684	$12,639

The Company’s average realized metal prices and the average Canadian exchange rates against the United States dollar and the Mexican peso for the quarter ended March 31, 2014 are as follows:

	Q1 2014	Q1 2013
Silver (USD/oz)	$20.22	$29.71
Gold (USD/oz)	$1,296.53	$1,617.63
Lead (USD/lb)	$0.95	$1.04
Zinc (USD/lb)	$0.91	$0.93
USD/CAD	0.906	0.992
MXP/CAD	11.99	12.531

For the three months ended March 31, 2014, the Company earned revenues of $12.9 million compared to $12.6 million for the same period of 2013, an increase of 2%.  The increase was the result of an 11% increase in metal sales on a silver equivalent ounce basis and the appreciation of the USD against the CAD which had the effect of increasing revenue reported in CAD by 12%.  These factors offset a 32% decline in the average realized silver price in USD terms and a similar decline in the gold price.

Compared with the three months ended December 31, 2013, revenues decreased 19% from $15.8 million to $12.9 million.  The decrease was the result of a 33% decrease in metal sales on a silver equivalent ounce basis offset by favorable foreign exchange impacts.

GREAT PANTHER SILVER LIMITED - Management’s Discussion & Analysis

For the three months ended March 31, 2014, Guanajuato revenues increased by 7% and Topia revenues decreased by 7% when compared to the same period in 2013.  The increase in Guanajuato revenue was due to a 15% increase in silver equivalent ounces sold and favorable foreign exchange movements, which offset a 32% decrease in average realized silver price.  Revenues at Topia decreased primarily due to the 32% decrease in average realized silver price which was partially offset by a 5% increase in metal sales and favorable foreign exchange movements.

Compared to the fourth quarter of 2013, Guanajuato revenues decreased 30% and Topia revenues decreased 17%.  The decrease in Guanajuato revenue was due to lower metal production and metal sales.  In contrast, revenues for Topia increased due to a reduction in smelting and refining charges and from favourable foreign exchange movements which offset a 5% decline in silver equivalent ounces sold

For the three months ended March 31, 2014:

Revenue, Cost of Sales and Gross Profit (in CAD thousands)	Q1 2014	% of Revenue	Q4 2013	% of Revenue	Q1 2013	% of Revenue
Revenue	$12,880	100%	$15,837	100%	$12,639	100%
Cost of sales:
Production costs (cost of sales before non-cash items)1	9,609	75%	10,118	64%	9,532	75%
Amortization and depletion	3,634	28%	4,112	26%	2,715	21%
Share-based payments	55	0%	84	1%	79	1%
Total cost of sales	13,298	103%	14,314	91%	12,326	97%
Gross profit (loss)	$(418)	(3%)	$1,523	9%	$313	3%
Add:
Amortization and depletion	$3,634	28%	4,112	26%	$2,715	21%
Share-based payments	55	0%	84	1%	79	1%
Gross profit before non-cash items1	$3,271	25%	$5,719	36%	$3,107	25%

Cost of sales before non-cash items of $9.6 million (75% of revenue) for the three months ended March 31, 2014 was consistent with $9.5 million (75% of revenue) for the same period in 2013.  Cost of sales did not increase despite an 11% increase in metal sales on a silver equivalent ounce basis due to a reduction in unit production costs.

Cost of sales before non-cash items for the three months ended March 31, 2014 was $9.6 million (75% of revenue) compared to $10.1 million (64% of revenue) for the three months ended December 31, 2013.  The decrease is reflective of the 33% decrease in metal sales but was offset by increases in unit production costs.

Gross profit before non-cash items increased 5% to $3.3 million in the first quarter of 2014 compared to the first quarter of 2013.  The increase is the result of an increase in metal sales on a silver equivalent ounce basis and lower unit production costs which together offset the impact of lower realized metal prices.

Gross profit before non-cash items decreased 43% from $5.7 million in the fourth quarter of 2013.  The decrease was due to a 19% reduction in revenues and an increase in unit production costs.

Amortization and depletion of mineral properties, plant and equipment relating to cost of sales for the three months ended March 31, 2014 was $3.6 million compared to $2.7 million for the same period in 2013.  The increase in amortization and depletion expense is due to a reduction of the Measured and Indicated (“M&I”) resource at Guanajuato, based on the updated NI 43-101 Resource report issued in December 2013, and the increase in sales on a silver equivalent ounce basis.   The reduction of the resource has the effect of shortening the amortization period and therefore increasing the amortization expense per unit produced and sold.

1  The Company has included the non-IFRS performance measures, cost of sales before non-cash items and gross profit before non-cash items, throughout this document. Refer to the “Non-IFRS Measures” section of this MD&A for an explanation of these measures and a reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED - Management’s Discussion & Analysis

Amortization and depletion of mineral properties, plant and equipment relating to cost of sales for the three months ended March 31, 2014 was $3.6 million compared to $4.1 million for the three months ended December 31, 2013.  The decrease is primarily due to the 33% decrease in sales volume between the periods.  This was partly offset by the impact of the reduction of the M&I resource noted above which has the effect of increasing the amortization expense per unit produced and sold.

Gross loss for the first quarter of 2014 was $0.4 million compared to gross profit of $0.3 million for the first quarter of 2013.  The primary reason for the decrease was an increase in non-cash amortization and depletion of $0.7 million.

Gross loss of $0.4 million in the three months ended March 31, 2014 compares to gross profit of $1.5 million recorded in the three months ended December 31, 2013.  The decrease is predominantly due to the reduction in revenues, increases in unit production costs, and increases in amortization and depletion charges.

General and administrative expenses were $1.6 million for the three months ended March 31, 2014 compared to $2.0 million for the same period in 2013.  The decrease reflects the impact of cost reductions initiated late in the second quarter of 2013.

General and administrative expenses increased by $0.2 million compared with the fourth quarter of 2013.

Exploration and evaluation, and development expenses (“E&E”) were $1.6 million for the three months ended March 31, 2014 compared to $0.6 million for the same period in 2013, and $0.3 million in the fourth quarter of 2013.  The increase is primarily due to San Ignacio development expenditures of $1.2 million which are being expensed as the development expenditures did not meet the criteria for capitalization under IFRS.  The Company made the decision to begin development based on internal economic assessments and expects to begin production in the second quarter of 2014 as discussed in the “Mining Operations” section of this MD&A.

Finance and other income was $3.2 million for the quarter ended March 31, 2014, compared to $4.4 million for the same period in 2013, and $4.1 million in fourth quarter of 2013.  The decrease is primarily attributed to a $0.5 million decrease in foreign exchange gains and $0.7 million in losses and expenditures associated with the illegal occupation of the Guanajuato mine, including the theft of concentrate worth $0.4 million.

A foreign currency gain of $3.8 million was recognized in the first quarter of 2014, compared to a foreign currency gain of $4.3 million for the first quarter of 2013, which is related to the depreciation of the Canadian dollar against the Mexican peso and US dollar against the Canadian dollar.

Foreign exchange gains and losses arise from the translation of foreign denominated transactions and balances relative to the functional currency of the Company’s subsidiaries and the Company’s reporting currency.  The Company funds its Mexican subsidiaries through Canadian and US dollar loans and fluctuations in the Mexican peso can create significant unrealized foreign exchange gains and losses on the loans owing to the Canadian parent.  These unrealized gains and losses are recognized in the consolidated net income of the Company.

The Company recorded an income tax expense of $26,000 for the three months ended March 31, 2014 despite a loss before income tax due to new tax duties which take effect in 2014 under the Mexican reform taxes.  These new taxes were partially offset by recoveries related to pre-tax losses incurred by the Company’s operations in Mexico.  This compares to a $0.8 million expense in the same period in 2013 when the Company reported income before tax.  During the first quarter of 2014, $0.2 million and $0.1 million of Special and Extraordinary duties respectively were recorded in the income statement and accrued for payment in March 2015.  The Company has net operating tax losses in Canada and has not recognized the benefit of any of these losses in the financial statements of the Company.

GREAT PANTHER SILVER LIMITED - Management’s Discussion & Analysis

The income tax expense in the first quarter of 2014 was $26,000 compared to an income tax recovery of $0.9 million recorded in the three months ended December 31, 2013.  The net recovery in the fourth quarter of 2013 was composed of $2.8 million in deferred income tax expenses in relation to the Mexican tax reform and offset by an income tax recovery, principally related to the impairment charges of mineral property assets.

The net loss for the quarter ended March 31, 2014 was $0.6 million compared to net income of $1.3 million in the comparative quarter of 2013.  Reasons for the increase in net loss include the development expenditures related to San Ignacio, and the additional losses and expenditures related to the illegal occupation of the Guanajuato plant and office premises.  These factors were partly offset by lower general and administrative expenses, and a decrease in tax expense.

The net loss for the quarter ended March 31, 2014 reflected an improvement over the net loss of $7.4 million recognized for the three months ended December 31, 2013.  The improvement is attributed to the $12.0 million impairment charge which was recorded in the fourth quarter of 2013.

Adjusted EBITDA was negative $0.5 million for the three months ended March 31, 2014, compared to adjusted EBITDA of $0.5 million for the same period in 2013.  The decrease in EBITDA primarily reflects the development expenditures made at San Ignacio, and the additional expenditures associated with the illegal occupation of the Guanajuato facilities.

Adjusted EBITDA was negative $0.5 million for the three months ended March 31, 2014 compared with $4.1 million for the three months ended December 31. 2013.  The decrease in EBITDA was primarily due to the impact of reduced gross profits, increased E&E expenditures and the losses associated with the illegal occupation of the Guanajuato facilities.

GREAT PANTHER SILVER LIMITED - Management’s Discussion & Analysis

OUTLOOK

The Company is maintaining its 2014 guidance despite the challenges faced in the first quarter of 2014.  At this time, the Company expects that the second quarter will reflect the impact of resuming normal operations at Guanajuato after the illegal occupation in March and continued grade challenges at the mine in April, some of which is associated with preparation necessary to return the higher grade Guanajuato zones to normal operation.  A return to operations more closely reflecting the results in the fourth quarter of 2013 and the start of production at San Ignacio are expected to put the Company on track for meeting its guidance.

2014 Production and cash cost guidance	Year to date March 31, 2014	2013 Actual	2014 Guidance range
Total silver equivalent ounces	667,349	2,840,844	3,100,000 - 3,200,000
Cash costs per silver payable ounce (USD)1	$13.40	$13.45	$11.00 – $ 12.00
AIC (USD)1	$27.66	$27.44	$20.00 – $ 21.00
AISC (USD)1	$24.06	$26.26	$17.50 – $ 19.50

Overall metal production for 2014 is expected to increase gradually through the year as the San Ignacio mine and mill feed comes on stream.  The project is expected to commence production in the second quarter of 2014 at a rate of about 100 tonnes per day, ramping up to approximately 250 tonnes per day by year-end, and will complement the steady stream of production from the main Guanajuato Mine Complex and the Topia Mine.

The Company expects to invest approximately $10 to $13 million in capital expenditures in 2014.  These investments include the development of the San Ignacio Project, continued mine development and diamond drilling at both Guanajuato and Topia, rehabilitation of the Cata Shaft at Guanajuato, and the acquisition of new mining and plant equipment to drive efficiencies and reduce production costs in the future.

The Company also plans to perform approximately 16,500 metres of exploration drilling in 2014 to further define resources, look for vein extensions, and test new targets.  Planned drilling for the year consists of 11,000 metres at Guanajuato, 3,500 metres at San Ignacio and 2,000 metres at Topia.  In the first quarter of 2014, 4,172 metres of exploration drilling was completed, comprising 3,532 metres at Guanajuato and 641 metres at Topia.  Drilling at San Ignacio is scheduled to commence in May 2014.

NON-IFRS MEASURES

The Company has included certain non-IFRS performance measures throughout this MD&A, including cash cost per silver payable ounce, all-in sustaining cost (“AISC”), all-in cost (“AIC”) , gross profit before non-cash items and cost of sales before non-cash items, each as defined in this section.  The Company employs these measures internally to measure its operating and financial performance and to assist in business decision-making.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-IFRS measures as information to evaluate the Company’s operating and financial performance.  As there are no standardized methods of calculating these non-IFRS measures, the Company’s methods may differ from those used by others and, accordingly, its use of these measures may not be directly comparable to similarly titled measures used by others.  Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

 “Cash cost per silver payable ounce”, “AISC” and “AIC” are non-IFRS measures. Refer to the “Non-IFRS measures” section of the Company’s MD&A for complete definitions and reconciliations to the Company’s financial statements.

GREAT PANTHER SILVER LIMITED - Management’s Discussion & Analysis

Cash cost per silver payable ounce

The Company uses the non-IFRS measure of cash cost per silver payable ounce to manage and evaluate operating performance at each of its mines.  It is a widely reported measure in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.  Cash costs, net of by-product revenues are calculated based on the total cash operating costs with the deduction of revenues attributable to sales of by-product metals, which include gold at Guanajuato and gold, lead and zinc at Topia, net of the respective smelting and refining charges.

Management of the Company believes that the Company’s ability to control the cash cost per silver payable ounce is one of its key performance indicators of results of operations.  Having a low cash cost per silver payable ounce allows the Company to remain profitable even during times of declining commodity prices and provides more flexibility in responding to changing market conditions.  In addition, a profitable operation results in the generation of positive cash-flows, which then improves the Company’s financial condition.  The Company believes these measures provide investors and analysts with useful information about its underlying cash costs of operations and the impact of by-product revenue on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash-flow.

The Company’s primary business is silver production and its future development and current operations focus on maximizing returns from silver production, with other metal production being incidental to the silver production process.  Accordingly, gold, zinc and lead produced from operations are considered by-products.  As a result, the Company’s non-IFRS cost performance measures are disclosed on a per silver payable ounce basis.  When deriving the production costs associated with an ounce of silver, the Company includes by-product credits from gold, zinc and lead sales incidental to the silver production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of silver production.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between the cash cost per silver payable ounce and the Company’s cost of sales as reported in the Company’s Consolidated Statements of Comprehensive Income is provided below.  A breakdown is provided as to how the by-product revenues applied are attributed to the individual by-product metals.

GREAT PANTHER SILVER LIMITED - Management’s Discussion & Analysis

Reconciliation of cash cost per silver payable ounce

For the three months ended March 31, 2014:

(in thousands, except ounces and amounts per ounce)	Guanajuato		Topia		Consolidated
	Q1 2014	Q1 2013	Q1 2014	Q1 2013	Q1 2014	Q1 2013
CAD production costs	$6,265	$6,173	$3,346	$3,359	$9,609	$9,532
Smelting and refining	461	521	730	959	1,191	1,480
Cost of custom milling	-	-	(97)	(49)	(97)	(49)
CAD cash operating costs	$6,726	$6,694	$3,979	$4,269	$10,705	$10,963
CAD gross by-product revenue1
Gold by-product revenue	(4,027)	(3,173)	(148)	(199)	(4,175)	(3,372)
Zinc by-product revenue	-	-	(698)	(639)	(698)	(639)
Lead by-product revenue	-	-	(618)	(574)	(618)	(574)
CAD cash operating costs net of by-product revenue	$2,699	$3,521	$2,515	$2,857	$5,214	$6,378
USD cash operating costs net of by-product revenue	$2,442	$3,488	$2,277	$2,834	$4,719	$6,322
Silver payable ounces sold	202,420	201,770	149,868	138,104	352,287	339,874
Cash cost per silver payable ounce net of by-product revenues (USD)	$12.06	$17.29	$15.19	$20.52	$13.40	$18.60

All-in cost and all-in sustaining cost

AIC and AISC are non-IFRS measures and have been calculated based on World Gold Council (“WGC”) guidance released in 2013.  The WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements.  The Company believes that the disclosure of these measures provides broader measures of the cost of producing an ounce of silver at its operations as these include capital expenditures, general and administration costs, and other cost not commonly included in the cost of production.

AIC starts with cash cost per silver payable ounce and adds general and administration expenditures, capital and exploration and evaluation, and development expenses related to both sustaining and non-sustaining activities.  Sustaining capital expenses are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in a material increase in the life of assets, future earnings, or improvements in recovery or grade, as well as those costs required to improve or enhance assets to minimum standards for reliability, environmental and safety requirements over the planned life of the mine.Non-sustaining expenses are projects which are expected to materially increase the life of assets, resources or reserves, materially increase earnings, increase productive capacity or output or significantly improve recoveries and grade.

AlSC starts with cash cost per silver payable ounce and adds total sustaining production costs incurred at the current mining operations, sustaining capital expenses, general and administrative expenses, sustaining exploration and evaluation, and development expenses, share‐based payments, and the accretion and amortization of reclamation and rehabilitation costs.  Certain other cash expenses, including amortization and depletion, tax payments, dividends and financing costs are not included in either AIC or AISC, per the WGC guidance.

1  Gross by-product revenue is defined as revenue from the by-products of silver, specifically gold at Guanajuato and gold, lead and zinc at Topia, net of the respective smelting and refining charges.  The by-product revenues attributable to each by-product metal are included.

GREAT PANTHER SILVER LIMITED - Management’s Discussion & Analysis

The following table reconciles cash operating costs net of by-product revenue to AIC for the three months ended March 31, 2014:

(in thousands, except ounces and amounts per ounce)	Guanajuato		Topia		Consolidated
	Q1 2014	Q1 2013	Q1 2014	Q1 2013	Q1 2014	Q1 2013
CAD Cash operating costs net of by-product revenue	$2,699	$3,521	$2,515	$2,857	$5,214	$6,378
General and administrative costs	1,030	1,369	654	708	1,684	2,076
Accretion of reclamation and remediation costs	14	4	24	7	38	11
Exploration and evaluation, and development costs	1,815	1,198	258	278	2,073	1,475
Mine development costs	806	1,908	154	239	960	2,147
Capital costs	688	730	102	72	790	804
CAD All-in costs	$7,051	$8,730	$3,707	$4,161	$10,759	$12,891
USD All-in costs	$6,387	$8,651	$3,357	$4,125	$9,744	$12,775
Silver payable ounces sold	202,420	201,770	149,868	138,104	352,287	339,874
USD AIC per silver payable ounce	$31.55	$42.87	$22.40	$29.87	$27.66	$37.59

Management believes that the AIC measure represents the total costs of producing silver from current operations and also includes those costs currently being incurred to develop new operations which will ultimately grow and develop the Company.  The above costs can be reconciled to the Company’s condensed interim consolidated financial statements at March 31, 2014 as follows:

•	General and administrative costs from the statement of comprehensive income including share-based payments;

•	Accretion from the statement of comprehensive income included in other income expense;

•
Exploration and evaluation, and development costs includes E&E costs in the statement of comprehensive income and capitalized drilling costs included within mineral property additions on the statement of financial position;

•	Mine development and capital costs included within mineral properties, plant and equipment additions on the statement of financial position.

The following table reconciles AIC to AISC for the three months ended March 31, 2014:

(in thousands, except ounces and amounts per ounce)	Guanajuato		Topia		Consolidated
	Q1 2014	Q1 2013	Q1 2014	Q1 2013	Q1 2014	Q1 2013
CAD All-in costs	$7,051	$8,730	$3,707	$4,161	$10,759	$12,891
Non-sustaining exploration and evaluation, and development costs	(1,398)	(255)	-	-	(1,398)	(255)
CAD All-in sustaining costs	$5,653	$8,475	$3,707	$4,161	$9,361	$12,636
USD All-in sustaining costs	$5,120	$8,396	$3,357	$4,125	$8,477	$12,521
Silver payable ounces sold	202,420	201,770	149,868	138,104	352,287	339,874
USD AISC per silver payable ounce	$25.29	$41.61	$22.40	$29.87	$24.06	$36.84

GREAT PANTHER SILVER LIMITED - Management’s Discussion & Analysis

Management believes that the AISC measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows.

Development expenses related to the Company’s San Ignacio project are non-sustaining as are any expenses incurred in respect of the Company’s El Horcon and Santa Rosa exploration projects.

EBITDA and adjusted EBITDA

EBITDA is a non-IFRS measure that provides an indication of the Company’s continuing capacity to generate income from operations before taking into account management’s financing decisions and costs of amortizing capital assets.  Accordingly, EBITDA comprises revenue less operating expenses before interest expense, interest income, amortization and depletion, impairment charges, and income taxes.

Adjusted EBITDA is also a non-IFRS measure in which standard EBITDA is adjusted for share-based payments expense, foreign exchange gains or losses, and non-recurring items.  Foreign exchange gains or losses may consist of both realized and unrealized losses.  Under IFRS, entities must reflect in compensation expense the cost of share-based payments.  In the Company’s circumstances, share-based payments can involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange.  The Company discloses adjusted EBITDA to aid in understanding of the results of the Company and is meant to provide further information about the Company’s financial results to investors.

The following table provides a reconciliation of EBITDA and adjusted EBITDA to the 2014 and 2013 unaudited condensed interim consolidated financial statements:

(in CAD thousands)	Q1 2014	Q1 2013
Income (loss) for the period	$(602)	$1,276
Provision for income taxes	26	761
Interest income	(81)	(86)
Interest expense	38	9
Amortization and depletion of mineral properties, plant and equipment	3,717	2,751
EBITDA	3,098	4,711
Foreign exchange gain	(3,774)	(4,295)
Share-based payments	132	105
Adjusted EBITDA	$(545)	$521

Gross profit before non-cash items and cost of sales before non-cash items

Gross profit before non-cash items and cost of sales before non-cash items are non-IFRS measures that provide a measure of the Company’s cost of sales and gross profit on a cash basis.  These measures are provided in order to better assess the cash generation ability of the Company’s operations, before general and administrative expenses and exploration and evaluation, and development expenses.  A reconciliation of gross profit and cost of sales before non-cash items is provided in the table found in the “Review of First Quarter Financial Results” section.

GREAT PANTHER SILVER LIMITED - Management’s Discussion & Analysis

LIQUIDITY AND CAPITAL RESOURCES

Cash and working capital

(in CAD thousands)	March 31, 2014	December 31, 2013	March 31, 2013
Cash and cash equivalents	$21,660	$21,760	$20,484
Short term investments	31	18	5,120
	$21,691	$21,778	$25,604
Net Working Capital	$36,886	$38,224	$42,203

At March 31, 2014, the Company had net working capital of $36.9 million and cash and cash equivalents of $21.7 million compared to net working capital of $38.2 million and cash and cash equivalents of $21.8 million at December 31, 2013.  Working capital decreased by $1.3 million due to a comprehensive loss in the period of $1.0 million, an increase in non-current assets of $0.8 million primarily reflecting investments in capital equipment and mine development and capitalized exploration activities.  Cash improved slightly despite the decrease in net working capital primarily due to a reduction in outstanding accounts receivable.

Operating activities

In the three months ended March 31, 2014, net cash generated from operating activities was $1.2 million compared to $3.4 million in the three months ended March 31, 2013.  The decrease is due to the $2.3 million decrease in gross profit before non-cash items during the three months ended March 31, 2013 resulting mainly from a decline in metal prices.  A $1.0 million increase in exploration and evaluation, and development expenses was partially offset by $0.3 million reduction in general and administrative expenses.

Investing activities

For the quarter ended March 31, 2014, the Company had net cash outflows related to investing activities of $2.2 million, compared to outflows related to investing activities of $4.0 million for the quarter ended March 31, 2013.  The decrease in investing activities was primarily related to the reduction of expenditures on mineral properties, plant and equipment.

Financing activities

Cash-flows provided by financing activities were $0.3 million for the quarter ended March 31, 2014, compared to $10,000 for the quarter ended March 31, 2013.  The increase was entirely related to proceeds received from the exercise of stock options during the first quarter of 2014.

Trends in liquidity and capital resources

In the first quarter of 2014 cash-flows from operating activities were not sufficient to fund investing activities.  This contributed to a decline in net working capital as noted, however, the Company maintained a positive net working capital position of $36.9 million at March 31, 2014.  In contrast, net cash inflows from operating activities exceeded cash used in investing activities in the preceding quarter.

The Company has no debt, other than trade and other payables, and no short term credit facilities.  The Company does not have any current financing plans as it believes that its capital resources are sufficient to continue its operating, development and exploration plans throughout 2014.  However, the Company may need access to additional capital beyond the funds available in treasury if it adopts additional expansion or development plans, or undertakes an acquisition.

The Company expects to invest approximately $10 to $13 million in capital expenditures in 2014.  These investments include the development of the San Ignacio Project with the goal of commencing production in the second quarter of 2014, continued mine development and diamond drilling at both Guanajuato and Topia, rehabilitation of the Cata Shaft at Guanajuato, and the acquisition of new mining and plant equipment.  The capital expenditure program is very sensitive to the price of silver and gold, and capital spending plans may be adjusted in response to fluctuations in cash-flow.

GREAT PANTHER SILVER LIMITED - Management’s Discussion & Analysis

Commitments

As of March 31, 2014, the Company had the following commitments:

(in CAD thousands)	Total	1 year	2-3 years	4-5 years
Operating lease payments	$791	$479	$289	$23
Drilling services	759	759	-	-
Equipment purchases with third party vendors	64	64	-	-
Environmental program	1,302	260	535	507
Total commitments	$2,916	$1,562	$824	$530

Equipment purchases from third party vendors were $688,000 as at December 31, 2013.  This equipment was delivered in the first quarter of 2014.  The commitments for the environmental program are for the environmental programs required to comply with the requirements of the Secretaría de Medio Ambiente y Recursos Naturales (“SEMARNAT”), or the Mexican Ministry of the Environment, at the Guanajuato Mine Complex.

TRANSACTIONS WITH RELATED PARTIES

As at March 31, 2014, $nil (December 31, 2013 - $28,000) was payable to Platoro Resource Corp. (“Platoro”), a company controlled by Mr. Archer, for consulting fees.  Consulting fees of $125,000 (2013 - $133,000) were paid to Platoro for the quarter ended March 31, 2014, with respect to remuneration for services provided to the Company as its president and CEO.  Termination and change of control provisions are also provided for in the agreement with Platoro.

The Company’s directors received director fees of $64,000 (2013 - $44,000) for the quarter ended March 31, 2014, for their attendance at board and committee meetings, and the services they provided as directors.

An amount of $16,000 (December 31, 2013 - $8,000) due from Cangold Limited, a company with directors in common, was included in trade and other receivables.

These transactions occurred in the normal course of operations, are measured at fair value, and were made on terms equivalent to those that prevail with arm’s length transactions.

GREAT PANTHER SILVER LIMITED - Management’s Discussion & Analysis

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Estimates are based on historical experience and other factors considered to be reasonable, and are reviewed on an ongoing basis.

The Company identified the following areas where estimates and assumptions are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of its statement of financial position reported in future periods.

Useful lives of mineral properties, plant and equipment

Effective January 1, 2014, the Company applied a change in estimate to the amortization and depletion of its Guanajuato mineral property assets.  Based on its recent updated mineral resource estimate for the Guanajuato Mine complex, the Company determined that sufficient resource information was available to form a basis for the application of the units-of-production method. The Company determined that the units-of-production method better reflects the consumption of the mines’ capitalized development costs associated with the established Measured and Indicated Resource base.  The change in amortization method has been applied prospectively under the requirements of IFRS.  The Guanajuato mineral property asset was previously depleted on a straight-line basis on the estimated remaining mine life.  The remaining assets at the Guanajuato mine continue to be amortized on a straight-line basis over their respective estimated useful lives.  The change in amortization method is not expected to have a significant impact on annual amortization but may impact the amount of amortization expense in a given quarter depending on the timing of production.

The Company estimates the remaining life of its Topia mineral property using a combination of quantitative and qualitative factors including historical results, mineral resources reported under National Instrument 43-101 (“NI 43-101”), estimates of ore production from areas not included in the NI 43-101 reports, and management’s intent to operate the property.  The estimated remaining life of the producing mineral property is used to calculate amortization and depletion expense, assess impairment charges and the carrying values of the asset, and for forecasting the timing of the payment of reclamation and remediation costs.

There are numerous uncertainties inherent in the estimation of the remaining lives of the producing mineral properties, and assumptions that are valid at the time of estimation may change significantly when new information becomes available.  Changes in the forecast prices of commodities, exchange rates, or production costs may change the economic status of the resources, estimates of production from areas not included in the NI 43-101 reports, and management’s intent to operate the property, and may ultimately have a material impact on the estimated remaining lives of the properties and the Measured and Indicated Resource base.

Reclamation and remediation provisions

The amounts recorded for reclamation and remediation provisions are based on estimates prepared by third party environmental specialists, if available, or by persons within the Company who have the relevant skills and experience.  These estimates are based on remediation activities required by environmental laws in Mexico, the expected timing of cash-flows, and the pre-tax risk free interest rates on which the estimated cash-flows have been discounted.  These estimates also include an assumption of the rate at which costs may inflate in future periods.  Actual results could differ from these estimates.  The estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties.  Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

GREAT PANTHER SILVER LIMITED - Management’s Discussion & Analysis

Review of asset carrying values and assessment of impairment

The Company reviews each asset or cash generating unit at each reporting date to determine whether there are any indicators of impairment.  If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.  The recoverable amount of an asset or cash generating unit is measured at the higher of fair value less costs to sell, and value in use.

The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, metal prices, ore tonnage and grades, operating costs, reclamation and remediation costs, future capital expenditures and appropriate discount rates for future cash-flows.  The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets.  In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the statement of comprehensive income.

Allocation of costs between mine development and production

The Company performs capital mine development and production activities within the same areas of the Guanajuato mine.  Therefore, the Company is required to allocate costs between mine development and production.  The Company allocates costs between mine development and production using the percentage of cubic metres of material moved.  The allocation requires estimates about the nature of the work performed and the volume of material moved.  Actual costs could vary from the estimated costs.

Commencement of commercial production and production levels intended by management

The Company capitalizes costs incurred in exploration, evaluation and development as part of mining properties prior to a mine being capable of operating at levels intended by management.  Depletion of capitalized costs for mining properties begins upon the mine entering into production, which requires significant judgment in its determination.  Management considers various factors to determine when a mine is substantially complete and ready to enter into production.  These factors include, where applicable: level of capital expenditures compared to construction cost estimates required to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management; whether the mine has reached a pre-determined percentage of design capacity; completion of a reasonable period of testing of major mine components; whether the mine has been transferred to operating personnel from internal development groups or external contractors; achievement of consistent operational results over a reasonable period of time; achievement of planned production capacity of the plant; ability to sustain ongoing production; the ability to produce a saleable product; and whether mineral recoveries are at or near the expected production levels.

Income taxes and recoverability of deferred tax assets

In assessing the probability of realizing income tax assets, the Company makes estimates related to expected future taxable income, potential tax planning opportunities, estimated timing of reversals of temporary differences, and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities.  Where applicable tax laws and regulations are unclear or subject to ongoing varying interpretations, it is possible that changes in these estimates can occur which may materially affect the amounts of income tax assets recognized.  In addition, future changes in tax laws could limit the Company’s ability to realize the benefits from deferred tax assets.

GREAT PANTHER SILVER LIMITED - Management’s Discussion & Analysis

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2014, the Company adopted the following amendments to accounting standards issued by the IASB:

•           IAS 32 Financial Instruments: Presentation

•           IFRIC 21 Levies

•           IAS 36 Impairment of assets

IAS 32 Financial Instruments: Presentation was amended relating to application guidance on the offsetting of financial assets and financial liabilities.  The amendment to IAS 32 had no effect on previously reported results or on the results for the current period.

IFRIC 21 levies: In May 2013, IASB issued IFRIC 21 Levies, which sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to the recognition of a liability to pay a levy.  The adoption of this standard had no impact on the Company’s interim consolidated financial statements.

IAS 36: Impairment of assets: In May 2013, the IASB issued an amendment for recoverable amount disclosures for non-financial assets.  The overall effect of the amendment is to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where applicable. The amendment to IAS 36 does not have impact to the Company’s interim consolidated financial statements.

The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 Financial Instruments (“IFRS 9”) in three main phases.  IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and will be effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted.  IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets.  Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions.

FINANCIAL INSTRUMENTS

(In CAD thousands)	Fair value as at March 31, 2014	Basis of measurement	Associated risks
Cash and cash equivalents	$21,660	Carrying value	Concentration, credit, currency, interest rate
Marketable securities (1)	$31	Fair value through other comprehensive income	Exchange
Embedded derivatives	$(240)	Fair value through profit and loss	Commodity price
Trade and other receivables	$10,863	Fair value / Carrying value	Concentration, credit, currency, commodity price
Trade and other payables	$4,140	Carrying value	Currency, liquidity
(1) Classified as short-term investments in the Company’s statement of financial position

The carrying values of cash and cash equivalents, marketable securities, trade and other receivables, and trade and other payables approximate their fair values due to the short-term nature of the items.  The fair values of trade receivables related to the Company’s offtake arrangements are based on forward metal prices per the contract terms and a mark-to-market adjustment is made at each period-end.  The fair values of marketable securities are based on current bid prices at March 31, 2014.

GREAT PANTHER SILVER LIMITED - Management’s Discussion & Analysis

Cash and cash equivalents as at March 31, 2014, the settlement of trade and other receivables together with future cash-flows from operations are sufficient to support the Company's future commitments and operational needs, including the settlement of trade and other payables.

During the reporting period, the Company did not incur any material gains or losses in respect of its financial instruments.

The Company is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations.  The main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continuation of mining operations and exploration programs, and to limit exposure to credit and market risks.

The risks associated with the financial instruments used by the Company and the way in which such exposures are managed are as follows:

(a)	Concentration risk

Concentration risk exists in cash and cash equivalents and short-term investments because significant balances are maintained with four financial institutions.  To mitigate the risk, the Company diversifies its cash and cash equivalents and short-term investments by holding guaranteed investment certificates and similar securities with a number of different financial institutions.  The primary investment products include, but are not limited to, high interest savings accounts and guaranteed investment certificates.

Concentration risk also exists in trade accounts receivable because revenues are currently substantially derived from sales to four customers.  To mitigate the risk, the Company continues to seek other viable customers for the sale of its metal concentrates.

(b)	Credit risk

Credit risk primarily arises from the Company’s cash and cash equivalents, short-term investments, and trade and other receivables.  The risk exposure is limited to their carrying amounts at the balance sheet date.  The risk is mitigated by holding cash and cash equivalents with highly rated Canadian and Mexican financial institutions.  The Company does not invest in asset-backed deposits or investments and does not expect any credit losses.  The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its guaranteed investment certificates.  The Company also assesses the collectability of its trade receivables by reviewing the creditworthiness of its customers.  The Company historically has not had difficulty collecting receivables from its customers, nor have customers defaulted on any payments.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.  The Company ensures there is sufficient capital to meet short term business requirements.  A key management goal is to maintain an optimal level of liquidity through the active management of the Company’s assets, liabilities and cash cash-flows.  The Company prepares annual budgets which are approved by the Board of Directors and prepares cash-flows and liquidity forecasts on a quarterly basis.

GREAT PANTHER SILVER LIMITED - Management’s Discussion & Analysis

(d)	Market risk

The significant market risks to which the Company is exposed are currency, interest rate, commodity price and exchange risk.

(i)	Currency risk

The operating results and financial position of the Company are reported in Canadian dollars.  As the Company operates in an international environment, some of its financial instruments and transactions are denominated in currencies other than the Canadian dollar, namely the US dollar and the Mexican peso.  The results of the Company’s operations are subject to currency transaction and translation risks.

(ii) Interest rate risk

The Company’s approach is to invest cash in high interest savings accounts and guaranteed investment certificates at fixed or floating rates of interest in order to maintain liquidity, while achieving a satisfactory return for shareholders.  The Company manages risk by monitoring changes in interest rates and by maintaining a relatively short duration for its portfolio of cash equivalent securities.  Many of these instruments can be immediately redeemed and those of a fixed term do not exceed one year.

(iii)	Commodity price risk

The Company’s financial results are very sensitive to the price of silver, and to a lesser extent, gold, lead and zinc.  Silver and gold prices, as well as lead and zinc prices, have historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports, supply, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production and short-term changes in supply and demand because of speculative hedging activities.  The value of trade receivables depends on changes in metal prices over the quotation period.  The Company has not hedged silver and gold prices.

(iv)	Exchange risk

The fair value of marketable securities is based on quoted market prices which the shares of the investments can be exchanged for.  The exchange price of the shares may fluctuate significantly depending on various other market factors.  To mitigate the risk, the Company maintains minimal investments in marketable securities.

SECURITIES OUTSTANDING

At the date of this MD&A, the Company had 138,929,377 common shares issued and 6,107,939 options outstanding.

QUALIFIED PERSON

Robert F. Brown, P. Eng., a Qualified Person as defined by National Instrument 43-101 and the Company's Vice President of Exploration, has reviewed and approved the technical disclosure contained in this MD&A.

GREAT PANTHER SILVER LIMITED - Management’s Discussion & Analysis

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance in respect of the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS.

During the three months ended March 31, 2014, there have been no changes that occurred that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.

Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is also responsible for the design and effectiveness of disclosure controls and procedures that are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers.  Management, including the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at March 31, 2014.  There have been no changes in the Company’s disclosure controls and procedures during the three months ended March 31, 2014 that have materially affected, or are reasonably likely to affect the Company’s disclosure controls and procedures.  Based on this evaluation, management has concluded that the Company’s disclosure controls and procedures were effective as at March 31, 2014.

RISKS AND UNCERTAINTIES

Commodity price risk

The market price of precious metals and other minerals is volatile and cannot be controlled.  Our profitability and long-term viability will depend on the market price of silver, gold, lead and zinc.  If these prices should drop significantly, the economic prospects of the projects in which the Company has an interest could be significantly reduced or rendered uneconomic.  There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same.  Factors beyond the Company’s control may affect the marketability of any minerals discovered.

The marketability of minerals is also affected by numerous other factors beyond the Company’s control, including government regulations relating to royalties, allowable production and importing and exporting of minerals, regional or global consumption, expectations for inflation, and economic and political conditions, including currency fluctuations and interest rates, the effect of which cannot be accurately predicted.

Mineral prices have fluctuated widely, particularly in recent years.  Fluctuations in metals prices can significantly affect the cost per ounce, cash-flow and profitability.  Management, from time to time, will explore entering into possible hedging arrangements to limit the Company’s exposure to changes in prices of base metals, specifically lead and zinc.

Currency risk

As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar, and as a result fluctuations in currency exchange rates may significantly impact the Company’s earnings and cash-flows. Revenues from the sale of concentrates are primarily denominated in US dollars, while operating costs are primarily denominated in Canadian dollars and Mexican pesos.  The appreciation of the Mexican peso against the Canadian dollar would increase the cost of exploration, development and operations at the Company’s mineral properties in Mexico.  The Company does not actively manage its foreign exchange risk with hedging instruments.

GREAT PANTHER SILVER LIMITED - Management’s Discussion & Analysis

Interest rate risk

The Company’s exposure to interest rate risk is limited to cash invested in high interest savings accounts and guaranteed investment certificates at fixed rates of interest and cash equivalents that are maintained at floating rates of interest.  The Company manages the risk by monitoring changes in interest rates in comparison to prevailing market rates.  The Company does not carry any material financial liabilities which bear interest.

Credit risk

The Company’s credit risk exposure is limited to the carrying amounts of cash and cash equivalents and amounts receivable.  Cash and cash equivalents are held as cash deposits or invested in high interest savings accounts and guaranteed investment certificates with various maturity dates.  The Company does not invest in asset-backed deposits or investments and does not expect any credit losses.  The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions it uses and the investment grade of its guaranteed investment certificates.

The Company also assesses the collectability of its trade receivables by reviewing the creditworthiness of its customers.  The Company historically has not had difficulty collecting receivables from its customers, nor have customers defaulted on any payments.

Concentration of customers

The Company sells refined metals concentrates containing silver, gold, lead and zinc to metal traders and smelters.  The Company believes that a limited number of customers will continue to represent a significant portion of its total revenue.  Although the Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential metal traders or smelters capable of purchasing the Company’s supply, there can be no assurance that the Company will be able to maintain its current customers or secure significant new customers on similar terms and this may have a material adverse effect on the Company’s business, financial condition, operating results and cash-flows.

Unauthorized mining

The mining industry in Mexico is subject to incursions by illegal miners or “lupios” who gain unauthorized access to mines to steal ore mainly by manual mining methods.  The Company has experienced such incursions and this resulted in a significant loss to the Company and materially impacted the operations during the first quarter of 2014.  In addition to the risk of losses and disruptions, these illegal miners pose a significant safety and security risk.  The Company has taken security measures at its sites to address this issue and ensure the safety and security of employees and contractors.  These incursions and illegal mining activities can potentially compromise underground structures, equipment and operations, which may lead to continued production stoppages and impact the Company’s ability to meet production goals.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.  The Company ensures there is sufficient working capital to meet its short term business requirements. One of management’s goals is to maintain an optimal level of liquidity through the active management of the Company’s assets, liabilities and cash-flows.  The Company prepares annual budgets which are approved by the Board of Directors and prepares cash-flows and liquidity forecasts on a quarterly basis.

GREAT PANTHER SILVER LIMITED - Management’s Discussion & Analysis

For the three months ended March 31, 2014, cash-flows provided by operations were used to fund the operating costs associated with the producing properties as well as mineral property exploration expenditures, capital expenditures and head office costs.  The Company’s cash and cash equivalents are invested in high interest savings accounts and guaranteed investment certificates which are available on demand to fund the Company’s operating costs and other financial demands.

Exploration and development stage of the properties

The Company has made a significant investment to expand the NI 43-101 compliant Mineral Resource estimates for both the Guanajuato and Topia mines.  Exploration work on the Company’s mines and mineral properties has expanded as the Company seeks to define additional resources.  Even in the event commercial quantities of minerals are discovered, development and exploration stage properties, such as San Ignacio, El Horcon and Santa Rosa, might not be brought into a state of commercial production.  The search for valuable minerals as a business is extremely risky.  Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved.

The commercial viability of a mineral deposit, once discovered, is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices.  Most of these factors are beyond the control of the entity conducting such mineral exploration.  There can be no assurance that operations will be profitable in the future.

The Company is subject to risks associated with exploration and development stages of the properties including the timing and cost of the construction of mining and processing facilities, the availability and cost of skilled labour and mining equipment, the availability and cost of appropriate smelting and refining arrangements, the need to obtain necessary environmental and other governmental approvals and permits, and potential increases in construction and operating costs due to changes in the cost of fuel, materials and supplies.

Competition and agreements with other parties

The mineral industry is intensely competitive in all phases.  The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.  The Company’s management consists of individuals with vast experience, knowledge, and contacts to capitalize on future opportunities.

Market forces outside the control of the company

The marketability of minerals is affected by numerous factors beyond the control of the entity.  These factors include market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports and supply and demand.  One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the prospects of profitability of operations and threaten commercial continuation.  To mitigate these risks and uncertainties that affect our operations and improve on predictability, the Company enters into contracts with customers and vendors.

GREAT PANTHER SILVER LIMITED - Management’s Discussion & Analysis

Environmental factors

There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Company’s financial condition, liquidity or results of operations.  Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects.  There is an increased level of responsibility for companies, and trend towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not.

The Company has taken a proactive approach to managing environmental risk.  The Company participated in a voluntary audit of its Guanajuato operations and conducted a multi-year environmental program completed in 2011, working in cooperation with the Mexican environmental authority to ensure compliance with regulations governing the protection of the environment in Mexico.

Inherent dangers with mining

The development and operation of a mine involves risks that even experience and knowledge may not be able to overcome.  These risks include unusual or unexpected geological formations, metallurgical and other processing problems, environmental hazards, power outages, labour disruptions, accidents, weather condition interruptions, explosions, fires and the inability to obtain suitable or adequate machinery, equipment or labour.

These risks could result in damage or destruction of mineral properties, production facilities, personal injury, environmental damage, mining delays, increased production costs, monetary losses and legal liability.  The Company may not be able to obtain insurance to cover these risks at economically feasible premiums.  Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry.  The Company may suffer a material adverse effect on its business if the Company incurs losses related to any significant events that are not covered by its insurance policies.

Safety is the Company’s highest priority in operating its mines.  A comprehensive safety program is in place at both mines and meetings with employees and contractors are held on a regular basis to reinforce standards and practices.  The Company also reviews its insurance coverage on an annual basis to maintain its adequacy and relevancy.

Theft of concentrate

The geographic location of the Company’s operating mines in Mexico and trucking routes taken through the country to the ports for delivery, give rise to a risk of concentrate theft.  Concentrates are the product of the processing of ore mined by the Company in its processing plants.  The concentrates contain silver, gold and base metals and are sold to refiners to extract the metals.  The Company has experienced theft of concentrate in the past, however, such amounts have not been material.  There are indications that such thefts are on the rise and the Company has taken additional steps to secure its concentrate, whether in storage or in transit.  The Company also has insurance in place, however, recovery of the full market value may not always be possible.  Despite these risk mitigation measures, there remains a continued risk that theft may have a material impact on our financial results.

GREAT PANTHER SILVER LIMITED - Management’s Discussion & Analysis

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”).  All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements.  Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur.  Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this MD&A includes forward-looking statements, principally under the section titled Outlook, but also elsewhere in this document relating to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future production of silver, gold, lead and zinc; profit, operating costs and cash-flow; grade improvements; sales volume and selling prices of products; capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; expenditures to increase or determine reserves and resources; sufficiency of available capital resources; title to claims; expansion and acquisition plans; and the future plans and expectations for the Company’s properties and operations.  Examples of specific information in this MD&A that may constitute forward looking statements are:

•	Plans and targets for exploration and development drilling in 2014 and beyond for each of the Company’s properties

•	Expectations of the Company’s silver equivalent ounce production 2014 (“production guidance”)

•	Guidance for cash cost per silver payable ounce, all-in sustaining cost per silver payable ounce and all-in cost per silver payable ounce for 2014 (“cash cost guidance”)

•	Expectations that cash-flow from operations along with current working capital will be sufficient to fund capital investment and development programs for 2014

•	Expectations for grade variability, or improvement in grades at the Company’s mines

•	Capital expenditure forecasts for 2014

•	Expected cash-flows from operations for 2014

•	Expectations of improvements at the Guanajuato and Topia processing plants that will provide improved operational efficiencies

•	Expectation that Rayas and Cata shaft renovations and increase in capacity will positively impact operating efficiency

GREAT PANTHER SILVER LIMITED - Management’s Discussion & Analysis

•	Expectation of construction timeline at the San Ignacio Project and commencement of production in the second quarter of 2014

•	Expectation that the commencement of production from San Ignacio in 2014 will have a positive impact on site production costs and ultimately cash costs at Guanajuato

•
Expectations that the use of existing equipment and proximity of the resource to the surface will minimize capital and development expenditures for San Ignacio and positively impact site production and cash costs

•	Expectations on the completion of San Ignacio drill program scheduled in the second half of 2014 and the subsequent release of an updated mineral resource estimate

•	Expectation for an updated mineral resource estimate for Topia in the second quarter of 2014

•
Expectation for further reductions to the number of operating mines at Topia, and that production at the remaining mines will be increased in order to maintain overall production levels and improve operational efficiency

•	Expectations on increased throughput, and improved efficiencies and recoveries due to the new cone crusher installed at the Topia plant

•	Expectations that the Topia tailings dam study will be completed in 2014

•	Expectation that tax reforms in Mexico will have a significant impact on the Company’s financial results in 2014

•	Expectations to reinstate certain claims at the El Horcon Project; and expectation to perform exploration drilling at the El Horcon project should the current metal price environment improve

•	The Company’s objective to acquire additional mines or projects in the Americas

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies, as described below.  These assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to, general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of, silver, gold, lead and zinc; expected Canadian dollar, Mexican peso and US dollar exchange rates; the timing of the receipt of regulatory and governmental approvals for development projects and other operations; costs of production, and production and productivity levels; estimated future capital expenditures and cash-flows; the continuing availability of water and power resources for operations; the accuracy of the interpretation and assumptions used in calculating reserve and resource estimates (including with respect to size, grade and recoverability); the accuracy of the information included or implied in the various independently produced and published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates); the execution and outcome of current or future exploration activities; the ability to obtain adequate financing for planned activities and to complete further exploration programs; the possibility of project delays and cost overruns, or unanticipated excessive operating costs and expenses; the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures; the ability of contractors to perform their contractual obligations; and operations not being disrupted by issues such as mechanical failures, labour disturbances, illegal occupations and adverse weather conditions.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information.  Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, changes in commodity prices; changes in foreign currency exchange rates; acts of foreign governments; political risk and social unrest; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; unanticipated operational difficulties due to adverse weather conditions; failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters; failure of counterparties to perform their contractual obligations; and deterioration of general economic conditions.

GREAT PANTHER SILVER LIMITED - Management’s Discussion & Analysis

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A.  The Company will update forward looking statements and information if and when, and to the extent required by applicable securities laws.  Readers should not place undue reliance on forward-looking statements.  The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Further information can be found in the section entitled Description of the Business – Risk Factors in the Company’s AIF for the year ended December 31, 2013, which is available on SEDAR at http://www.sedar.com, and in Risks and Uncertainties in this MD&A.  Readers are advised to carefully review and consider the risk factors identified in the AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.  It is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the AIF.

CAUTIONARY NOTE TO U.S. INVESTORS

This MD&A has been prepared in accordance with Canada securities regulations, which differs from the securities regulations of the United States.  The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are used in accordance with Canadian NI 43-101, however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.